JANEANE FERRARI Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4209 Main 212.407.4000 Fax 212.407.4990 jferrari@loeb.com

February 3, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Comera Life Sciences Holdings, Inc.
Draft Registration Statement on Form S-4
Submitted February 3, 2022
File No. 333-

Ladies and Gentlemen:

On behalf of Comera Life Sciences Holdings, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-4 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement is being filed in connection with the transactions contemplated by the Business Combination Agreement dated as of January 31, 2022, as it may be amended and/or restated from time to time, by and among the Company, OTR Acquisition Corp., CLS Sub Merger 1 Corp., CLS Sub Merger 2 Corp. and Comera Life Sciences, Inc.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days before the Company commences its road show, or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned by telephone at (212) 407-4209 or by email at jferrari@loeb.com.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Draft Registration Statement February 3, 2022 Page 2

Sincerely,

/s/ Janeane Ferrari

Janeane Ferrari

cc:	Jeffrey Hackman, President and Chief Executive Officer, Comera Life Sciences Holdings, Inc.
Nicholas J. Singer, Chairman and Chief Executive Officer, OTR Acquisition Corp.
Flora R. Perez, Greenberg Traurig, P.A.